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EXHIBIT 1

PRESS RELEASE - DECEMBER 14, 2000


                          V-TWIN ADDS SENIOR EXECUTIVES

Washington, D.C. - December 14, 2000 -- V-Twin Holdings, Inc. [OTC BB: VTWN] today announced two new executive appointments that add blue-chip e-commerce and financial expertise to the Company's roster of executives.

Roger Cheek, age 36, formerly of PurchasePro, Inc. [NASDAQ: PPRO], has been named Chief Executive Officer of V-Twin Holdings and Chief Executive Officer of the Company's CycleClick.com subsidiary. From 1997 through 2000 Mr. Cheek was Vice President at PurchasePro, where he was instrumental in creating the web-based marketplace that is the basis for PurchasePro's electronic procurement system. Mr. Cheek developed PurchasePro's electronic marketplace for the Best Western hotel chain and was also active in Purchase Pro's International Development Team. Mr. Cheek was an early champion of CycleClick.com, V-Twin's electronic marketplace for motorcycle and powersport dealers; CycleClick.com is powered by PurchasePro's technology.

Mr. Cheek's electronic marketplace experience was preceded by a decade in purchasing and distribution. From 1996 through 1997 Mr. Cheek was Director of Purchasing at Harrahs Entertainment, and from 1988 to 1996 he was Director of Corporate Purchasing at Whitmire Distribution, a subsidiary of Cardinal Health [NYSE: CAH]. Mr. Cheek attended Colorado University at Boulder.

Gary Davidson, age 43, has joined the Company as Chief Financial Officer. Mr. Davidson is maintaining his position as Director at the accounting firm of Century Business Services [NASDAQ: CBIZ], which he joined in 1995. From 1991 to 1995 Mr. Davidson was Vice President, Finance of The Learning Tree [NASDAQ:
LTRE], an international computer training company. From 1981 to 1991 he was an accountant with Ernst & Young. Mr. Davidson earned a Bachelors degree from East Carolina University and a Masters in Accounting from Hofstra University.

V-Twin Holdings, Inc., headquartered in Washington, D.C., is integrating bricks and clicks in the $35 billion motorcycle and powersports industry. V-Twin's retail division owns six motorcycle and powersports stores in Virginia, Texas and California. V-Twin licenses its "Bikers Dream" brand name to over a dozen stores in 14 states. The Company is building CycleClick.Com, a web-based electronic marketplace for retailers and manufacturers that want to increase their purchasing power, sales and productivity.